

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2006

Ms. Elaine Bennett, Chief Financial Officer
Miramar Mining Corporation
899 Harbourside Drive, Suite 300
North Vancouver, British Columbia
Canada  V7P 3S1

>        **Re:    Miramar Mining Corporation**
>                **Form 40-F for the Fiscal Year Ended December 31, 2005**
>                **Filed April 3, 2006**
>                **File No. 001-31436**

Dear Ms. Bennett:

    We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                                Sincerely,


                                April Sifford
                                Branch Chief